Exhibit 99.126

Gunnison Copper Advances Toward NYSE American Listing as Copper Reaches Record Highs

Arizona copper producer supplying U.S. defense sector and Amazon Web Services targets late-October NYSE American debut under ticker “GUNN”; flagship project offers potential for approximately eightfold expansion of production base

Phoenix, Arizona—(Newsfile Corp. - October 5, 2026) - Gunnison Copper Corp. (TSX: GCU) (OTCQB: GCUMF) (FSE: 3XS0) (“Gunnison” or the “Company”) is pleased to announce that it has received pre-clearance for a proposed NYSE American listing under the ticker “GUNN,” with trading expected in late October 2026, subject to SEC registration effectiveness and final listing approvals. The listing would broaden U.S. investor access to an American copper company headquartered in Phoenix, with mining and development assets entirely in Arizona, supplying the U.S. defense sector and Amazon Web Services today and offering substantial production growth potential.

Gunnison’s Johnson Camp Mine has annual production capacity of up to 25 million pounds of finished copper cathode. The flagship Gunnison Project’s March 2026 preliminary economic assessment (“PEA”) estimates average annual production of 174 million pounds during its first 15 years, creating the potential for combined annual output that is nearly eight times Johnson Camp’s nameplate capacity, subject to development of Gunnison and continued operation of Johnson Camp at capacity. The PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the conclusions reached in the PEA will be realized. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

“Copper connects some of America’s most powerful investment themes: artificial intelligence, electrification and national defense,” said Craig Hallworth, President and Chief Executive Officer of Gunnison Copper. “We are supplying the U.S. defense sector and Amazon Web Services today, while advancing a project with the potential to transform our production scale. With copper prices reaching record highs, we believe the opportunity to build a larger American copper business is compelling.

“We brought Johnson Camp from construction decision to production in under 18 months, an exceptionally fast timeline that demonstrates our ability to execute with urgency and discipline. We intend to bring that same urgency to accelerating the Gunnison Project. Our proposed NYSE American listing would give more American investors access to the growth we are working to deliver.”

An American Copper Investment Opportunity

Production today with transformational growth potential

Johnson Camp provides an operating production base, while the Gunnison Project offers the potential for a substantial expansion. This combination gives investors exposure to American copper production today and a large-scale development opportunity, with potential combined annual output nearly eight times Johnson Camp’s nameplate capacity.

Supplying America’s defense industry and AI infrastructure today

Gunnison supplies copper to the U.S. defense sector today and is a member of the Defense Industrial Base Consortium, supporting its commitment to strengthening America’s defense supply chains. The Company also directly supplies Amazon Web Services with copper for data center construction, connecting American copper production with the infrastructure powering cloud computing and artificial intelligence. These relationships provide tangible exposure to defense and digital infrastructure demand today, alongside the Company’s substantial production growth potential.

A track record of execution with urgency

Gunnison brought Johnson Camp from construction decision to production in under 18 months, demonstrating its ability to advance construction, commissioning and startup on an accelerated schedule. The Company intends to apply the same urgency and execution discipline to advancing the larger Gunnison Project, pursuing opportunities to accelerate engineering, permitting and development. While Gunnison’s scale and requirements will determine its ultimate schedule, Johnson Camp provides concrete evidence of the team’s ability to move quickly and deliver.

Pure American Copper from mining to finished product

Johnson Camp mines American mineralized material and processes copper in Arizona, producing finished copper cathode on-site without sending material overseas for smelting or refining. This keeps processing in the United States and preserves control over the copper through production of a finished product ready for customers. The Gunnison Project is being designed around the same model, supporting a domestic supply chain that avoids dependence on foreign processing facilities.

Proposed NYSE American Listing and ADR Program

Gunnison intends to establish a Level I American Depositary Receipt (“ADR”) program, with each ADR representing thirty-five (35) common shares of the Company. The ADRs are expected to trade on NYSE American under the ticker symbol “GUNN,” providing U.S. investors with a U.S. dollar-denominated, exchange-listed security through which to invest in Gunnison.

The proposed listing would complement Gunnison’s existing Toronto Stock Exchange listing. The Company’s common shares would continue to trade on the TSX under the symbol “GCU.”

Establishment of the Level I ADR program and listing on NYSE American remain subject to the filing and effectiveness of applicable registration documentation with the U.S. Securities and Exchange Commission (“SEC”), satisfaction of all applicable NYSE American listing requirements, receipt of applicable regulatory approvals and other customary conditions. Pre-clearance does not constitute final listing approval.

There can be no assurance that the proposed ADR program or NYSE American listing will be completed on the terms currently contemplated, within any anticipated timeframe, or at all. The Company will provide further updates as it advances through the listing process.

ABOUT GUNNISON COPPER

Gunnison Copper Corp. is a multi-asset pure-play copper developer and producer that controls the Cochise Mining District (the district), containing 12 known deposits within an 8 km economic radius, in the Southern Arizona Copper Belt.

Its flagship asset, the Gunnison Copper Project, has a main pit Measured and Indicated Mineral Resource containing over 846 million tons with a total copper grade of 0.33% containing 5.19 billion pounds of copper (Measured Mineral Resource of 192 million tons at 0.37% containing 1.42 billion pounds of copper and Indicated Mineral Resource of 655 million tons at 0.31% containing 3.77 billion pounds of copper).

The Strong & Harris satellite deposit, located approximately 1.9 miles from the Gunnison processing facilities, is also included in the mine plan and hosts an Inferred Mineral Resource of 76 million tons grading 0.49% total copper (0.32% CuOx) at a 0.07% cutoff, 0.56% zinc and 0.12 oz/ton silver, containing approximately 740 million pounds of copper, including 483 million pounds of oxide copper, as well as zinc (856 million pounds) and silver (9.0 million ounces).

A preliminary economic assessment (“PEA”) was completed in March 2026 for the Gunnison Project yielding robust economics including an NPV8% of $2 billion, IRR of 23%, and payback period of 3.9 years. It is being developed as a conventional operation with open pit mining, heap leach, and SX/EW refinery to produce finished copper cathode on-site with direct rail link. The PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the conclusions reached in the PEA will be realized. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

In addition, Gunnison’s Johnson Camp Asset, which is now in production, is fully funded by Nuton LLC, a Rio Tinto Venture, with a production capacity of up to 25 million lbs of finished copper cathode annually.

Other significant deposits controlled by Gunnison in the district, with potential to be economic satellite feeder deposits for Gunnison Project infrastructure, include South Star, and eight other deposits.

For more information on the Company, please visit our website at www.GunnisonCopper.com.

For additional information on the Gunnison Project please refer to the technical report titled “Gunnison Project NI 43-101 Technical Report, Preliminary Economic Assessment, Cochise County, Arizona, USA” with an effective date of March 18, 2026 filed on SEDAR+ at www.sedarplus.ca.

For additional information on the Johnson Camp Mine please refer to the technical report titled “Johnson Camp Mine NI 43-101 Technical Report, Cochise County, Arizona, USA” with an effective date of March 18, 2026 filed on SEDAR+ at www.sedarplus.ca.

Dr. Roland Goodgame, Senior VP of Project Development of the Company is a Qualified Person as defined by NI 43-101. Dr. Goodgame has reviewed and approved the technical information contained in this news release.

For further information regarding this press release, please contact:

Gunnison Copper Corp.

Concord Place, Suite 300, 2999 North 44th Street, Phoenix, AZ, 85018

Melissa Mackie

T: 647.533.4536

E: info@GunnisonCopper.com

www.GunnisonCopper.com

Cautionary Note Regarding Forward-Looking Information

This news release contains “forward-looking information” concerning anticipated developments and events that may occur in the future. Forward-looking information contained in this news release includes, but is not limited to, statements with respect to: (i) the intention to deploy the Nuton® technology at the Johnson Camp mine and future production therefrom; (ii) the continued funding of the stage 2 work program by Nuton; (iii) the details and expected results of the stage two work program; (iv) future production and production capacity from the Company’s mineral projects; (v) the results of the preliminary economic assessment on the Gunnison Project; (vi) the exploration, development, optimization and permitting of the Company’s mineral projects; (vii) the completion of a listing of ADRs on the NYSE American; and (viii) the establishment of a Level I ADR program.

In certain cases, forward-looking information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved” suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information contained in this news release is based on certain factors and assumptions regarding, among other things, the Company will satisfy all of the NYSE American and regulatory requirements to complete a listing of ADRs on the NYSE American, Nuton will continue to fund the stage 2 work program, the availability of financing to continue as a going concern and implement the Company’s operational plans, the ability to achieve the conclusions of the PEA, the estimation of mineral resources, the realization of resource estimates, copper and other metal prices, the timing and amount of future development expenditures, the estimation of initial and sustaining capital requirements, the estimation of labour and operating costs (including the price of acid), the availability of labour, material and acid supply, receipt of and compliance with necessary regulatory approvals and permits, timelines for government review of permit applications, the estimation of insurance coverage, and assumptions with respect to currency fluctuations, environmental risks, title disputes or claims, and other similar matters. While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include risks related to the Company not obtaining adequate financing to continue operations, Nuton failing to continue to fund the stage 2 work program, that the Company does not satisfy all of the NYSE American and regulatory requirements to complete a listing of ADRs on the NYSE American , risks inherent in the construction and operation of mineral deposits, including risks relating to changes in project parameters as plans continue to be redefined including the possibility that mining operations may not be sustained at the Johnson Camp Project, mining does not commence at the Gunnison Copper Project, the assumptions and conclusions set out in the PEA prove incorrect, risks related to the delay in review and approval of work plans and permits, variations in mineral resources and reserves, grade or recovery rates, risks relating to the ability to access infrastructure, risks relating to changes in copper and other commodity prices and the worldwide demand for and supply of copper and related products, risks related to increased competition in the market for copper and related products, risks related to current global financial conditions on the Company’s business, uncertainties inherent in the estimation of mineral resources, access and supply risks, risks related to the ability to access acid supply on commercially reasonable terms, reliance on key personnel, operational risks inherent in the conduct of mining activities, including the risk of accidents, labour disputes, increases in capital and operating costs and the risk of delays or increased costs that might be encountered during the construction or mining process, regulatory risks including the risk that permits may not be obtained in a timely fashion or at all, financing, capitalization and liquidity risks, risks related to disputes concerning property titles and interests, environmental risks and the additional risks identified in the “Risk Factors” section of the Company’s reports and filings with applicable Canadian securities regulators.

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